Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2	Date of Material Change

April 1, 2024

Item 3	News Release

The press release attached as Schedule “A” was released on April 1, 2024 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

April 1, 2024

SCHEDULE “A”

DIGIHOST ANNOUNCES 60% MONTH-OVER-MONTH INCREASE IN CASH AND
CRYPTO POSITION AND PROVIDES MARCH 2024 PRODUCTION UPDATE

Houston, TX– April 1, 2024 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based blockchain technology and computer infrastructure company, is pleased to provide unaudited comparative Bitcoin (“BTC”) production results for the month ended March 31, 2024, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Monthly Production Highlights for March 2024

●	The Company held cash, BTC and cash deposits of approximately $6.2 million as of March 31, 2024 (based on a BTC price of $71,200 as of March 31, 2024 per CoinMarketCap), as compared to $3.9 million as of January 31, 2024 (based on a BTC price of $61,198 as of February 29, 2024 per CoinMarketCap), representing an increase over the previous month of approximately 60%.

●	The increase in the Company’s ending cash, BTC, and cash deposits position over the previous month is partially due to the execution of a multi-year hosting agreement with one of the world’s leading manufacturers of digital currency mining servers that it announced on March 5, 2024. Under the executed agreement, Digihost received an upfront deposit along with 4,640 S19 XPs (21.5W/TH), which equates to approximately 14MW of hosting. The Company plans to deploy these next generation, highly energy efficient and high-performance miners prior to the next Bitcoin halving. The deployment will result in an expected hash rate increase of approximately 700 PH/s, bringing Digihost’s total hash rate to 2.4 EH/s.

●	Mined approximately 91 BTC during the month of March, representing a decrease of Daily BTC mined during the month decrease of 2% compared to February 2024, as overall BTC difficulty increased by approximately 5% during the month due to the continued rise in prices of certain cryptocurrencies during the month of March. Despite the increase in mining difficulty, the Company’s ending BTC position increased over the previous month by approximately $1.4 million.

●	During the period, the Company paid off in the full the remaining balance owed on a BTC loan payable.

●	Spent approximately $0.2 million on capital expenditures and mining infrastructure support equipment. Digihost continues to monitor its capital expenditures closely with self-funding to limit equity dilution for its shareholders.

●	Consistent with management’s ongoing commitment to minimize equity dilution for its shareholders, the Company has continued to monetize a portion of its BTC production to fully fund its energy costs.

Operations Update

Presently, Digihost’s consolidated operating capacity across its three sites represents approximately 90MW of available power and is mining at hashrate of 2 EH/s.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and, in addition to managing its own operations, provides hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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